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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47616

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: May Capital Group,LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 West 57th St , Suite 1614
(No. and Street)

New York (City) NY (State) 10107 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lawerence E. May (Name) 212-489-0100 (Area Code – Telephone Number) lmay@swmgrp.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

JULY 28, 2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence E May, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of May Capital Group, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: ______________________

Title: President



JEFFREY M. COOPER
Notary Public, State of New York
Qualified In Nassau County
No. 02CO4824546
Commission Expires 10/31/2022

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MAY CAPITAL GROUP, LLC
(SEC I.D. No. 8-47616)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
REVIEW REPORT REGARDING EXEMPTION PROVISIONS



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of May Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of May Capital Group, LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of May Capital Group, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of May Capital Group, LLC's management. Our responsibility is to express an opinion on May Capital Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to May Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of May Capital Group, LLC's financial statements. The supplemental information is the responsibility of May Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as May Capital Group, LLC's auditor since 2021.

Maitland, Florida

March 30, 2022

MAY CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 41,526
Accounts receivable	8,203
Prepaid Expense	1,984
Total Assets	$ 51,713

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and Accounts Payable	$ 6,902
Total Liabilities	6,902
Contingencies	-
Member's equity	44,811
Total Liabilities and Member's Equity	$ 51,713

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:

Mutual Funds, variable life and variable annuities	$ 148,942
Interest and dividends	5
Total Revenues	148,947

Expenses:

Rent	6,000
Professional fees	21,477
Travel and meals	5,191
Office	5,491
Regulatory fees	3,100
Telephone	840
Tax	25
Total Expenses	42,124
Net income	$ 106,823

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Total Member's Equity
Balance, December 31, 2020	$ 62,988
Member's distributions	(125,000)
Net income	106,823
Balance, December 31, 2021	$ 44,811

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows From Operating Activities:	
Net income	$ 106,823
Adjustment to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in Accounts Receivable	(2,818)
(Increase) Decrease in Prepaid Expense	(423)
Increase (Decrease) in Accounts payable and Accrued Expense	953
Net Cash Provided by Operating Activities	104,535
Cash Flows (Used) by Investing Activities	$ -
Cash Flows (Used) by Financing Activities:	
Member's distributions	(125,000)
Net Cash (Used) by Financing Activities	(125,000)
Net Increase In cash and cash equivalents	(20,465)
Cash and cash equivalents at beginning of the year	61,991
Cash and cash equivalents at end of the year	$ 41,526
Non Cash Items	
Interest	$ -
Taxes	$ -
Total Non-cash items	$ -

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. ***ORGANIZATION AND NATURE OF BUSINESS***

May Capital Group LLC (the "Company"), was formed as a limited liability company on August 15, 1994 in the State of New Jersey.

The Company is a fully disclosed broker dealer and sells mutual funds, variable life insurance and variable annuities as outlined in their FINRA membership agreement. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. ***SIGNIFICANT ACCOUNTING POLICIES***

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Significant Judgement
Significant Judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether constraints on variable consideration should be applied due to uncertain future events.

Mutual Fund Fees, Variable Life and Variable Annuity Fees
The Company enters into agreements with Mutual Funds, Variable Life and Variable Annuities ("Funds") to distribute shares to investors. The Company may receive distribution fees paid by the Fund upfront, over time, upon the investors exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the Fund and the investor activities are known, which usually occurs monthly or quarterly. Mutual Fund Fees, Variable Life and Variable Annuity Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Property and Equipment
Property and equipment are recorded at cost. Depreciation had been computed using accelerated methods of depreciation. Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the member. The Company is responsible for a NYC unincorporated business tax on income, which is calculated at the statutory rate.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *NEW ACCOUNTING GUIDANCE*

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment loss with an expected loss model for trade and other receivables. The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period resented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

4. *CASH FLOW INFORMATION*

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

5. *ACCOUNTS RECEIVABLE*

Accounts receivable represent commissions due from mutual funds, insurance companies and trust sponsors. Management has determined that no allowance for credit losses is necessary at December 31, 2021.

6. **CONCENTRATION OF CUSTOMER RECEIVABLES**

For the year ended December 31, 2021, six customers accounted for 83% of the Company's Accounts Receivable.

7. **DISAGGREGATED REVENUE FROM CONTRACTS WTH CUSTOMERS**

Mutual Funds, variable life and variable annuities:

Commission income	$114,905
Mutual Fund trails	$ 34,037
Total mutual funds, variable life and annuities	$148,942

8. **NET CAPITAL REQUIREMENTS**

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $34,624, which was $29,624 in excess of the amount required. The ratio of aggregate indebtedness to net capital was 19.90.

9. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through March 30, 2022, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

10. **RELATED PARTY TRANSACTIONS**

The Company entered into an Expense Sharing Agreement with May Financial Group, LTD ("Affiliate") dated January 4, 2018. The agreement provides that May Capital Group LLC will pay Affiliate $830 per month for: Rent, administrative costs, telephone and postage. The total paid for 2021 was $9,130. At December 31, 2021 $830.00 was due to the Affiliate from the Company.

11. *RISKS AND UNCERTAINTIES*

The Covid-19 pandemic developed rapidly in 2021, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible.

MAY CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL:

Total members' equity	$	44,811
Deductions and/or charges:		
Accounts receivable		(8,203)
Prepaid expenes		(1,984)
Total adjustments to Net Capital		(10,187)
Net capital before haircuts on securities positions		34,624
Haircuts on securities positions		-
Undue concentration		-
Net Capital	$	34,624

AGGREGATE INDEBTEDNESS:

Items included in the statement of financial condition:	
Accounts payable and accrued expenses	6,902

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of aggregate indebtedness)		6,902
Minimum net capital required		5,000
Excess net capital	$	29,624
Percentage of aggregate indebtedness to net capital is		19.90%

Reconciliation with Company's computation as of 12/31/21

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$	33,794
Increase in allowable assets	$	830
Net capital as reported above	$	34,624



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of May Capital Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) May Capital Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which May Capital Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) May Capital Group, LLC stated that May Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. May Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about May Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, P.A.

Ohab and Company, P.A.

Maitland, Florida

March 30, 2022

MAY CAPITAL GROUP, LLC

Assertions Regarding Exemption Provisions

I, as a member of the management of May Capital Group, LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or the dealer. Pursuant to the requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2021 through December 31, 2021.

May Capital Group, LLC



By: _____

Lawrence E. May, Managing Member